Exhibit 99.1

2013 SECOND QUARTER REPORT

Three and Six Months Ended June 30, 2013, and 2012

Stantec

One Team. Integrated Solutions.

STN·TSX·NYSE

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are provided on projects around the world through approximately 13,000 employees operating out of more than 200 locations in North America and 4 locations internationally. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec is One Team providing Integrated Solutions.

i              REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis		Unaudited Interim Condensed Consolidated Financial Statements

M–1	Core Business and Strategy	F–1	Consolidated Statements of Financial Position

M–2	Results	F–2	Consolidated Statements of Income

M–17	Summary of Quarterly Results	F–3	Consolidated Statements of Comprehensive Income

M–19	Liquidity and Capital Resources	F–4	Consolidated Statements of Shareholders’ Equity

M–22	Other	F–5	Consolidated Statements of Cash Flows

M–23	Outlook	F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

M–24	Critical Accounting Estimates, Developments, and Measures	IBC	Shareholder Information

M–27	Controls and Procedures

M–27	Risk Factors

M–27	Subsequent Events

M–28	Caution Regarding Forward- Looking Statements

Report to Shareholders

Second Quarter 2013

At the midpoint of the year we are excited as we execute our strategic plan which is generating strong overall results as follows:

•	Compared to Q2 12, our gross revenue increased 19.7% to $566.7 million from $473.4 million
•	Our net income increased 17.5% to $36.2 million in Q2 13 from $30.8 million in Q2 12
•	Our diluted earnings per share increased 16.4% to $0.78 in Q2 13 from $0.67 in Q2 12

In Q2 13, our gross revenue grew organically by 7.3%, demonstrating a sustained ability to generate organic growth within the diversity of our business model. This is the eighth quarter of continuous organic growth for the Company. Our positive results were spurred by robust activity in the oil and gas, environmental services, and transportation sectors.

On July 31, 2013, we declared a dividend of $0.165 per share, payable on October 17, 2013, to shareholders of record on September 27, 2013.

Our strategic plan focuses on our strong local presence across North America and leveraging our world class expertise to the relationships we have at the local level. Our Company further strengthened its geographic presence and depth of services with three acquisitions in the second quarter. In May, IBE Consulting Engineers Inc., based in Sherman Oaks, California, joined us, further enhancing our buildings engineering presence on the US West Coast. Also in May, we acquired Ashley-Pryce Interior Designers Inc., based in Vancouver, British Columbia, that will augment our interior design practice in that area. In June, we acquired civil engineering firm Roth Hill, LLC. Based in Bellevue, Washington, the acquisition will allow the Company to expand water/wastewater and municipal service capabilities in the Pacific Northwest. Our full integration approach ensures all acquisitions are able to quickly begin working together as part of the Stantec community.

With the strength of our recent acquisitions and depth of expertise, we are well-positioned to capitalize on diverse market opportunities across our practice areas. For example, by cross selling our transportation expertise, we recently secured a project in our Buildings practice to reconfigure the campus entrance and associated intersections at the University of Maryland, Baltimore County campus, to safely and easily get pedestrians, cyclists, and drivers to their destinations.

We are also seeing the results of our recognized expertise in the water business. This expertise, together with our local presence and relationships with leading design-build contractors, has resulted in a recent project where we are the lead engineer and architect for PCCP Constructors, a joint venture, selected for a contract with the US Army Corps of Engineers, New Orleans District. The three new permanent canal closure and pump facilities will form one of the largest drainage pumping stations in the world, and will operate continuously and independently during major hurricane events to protect the New Orleans area.

Our Environment and Industrial practice areas are benefiting from a very strong oil and gas sector. Together with our enhanced capabilities and the strong activity in the midstream oil and gas sector we are securing many projects, with a number of new projects under consideration and development. In our Transportation practice, our relationships, ability to adapt to changing trends, and increased depth of expertise drive a steady share of projects such as bridge inspections and design-build opportunities from repeat clients.

i

In our Urban Land practice, despite some soft regional markets, we continue to capitalize on opportunities, particularly in the mid- to-high density brownfields market, with projects such as one in Guelph, Ontario, to provide the planning, engineering, environmental impact study, and traffic services in a mixed use residential development on former industrial lands in the downtown core.

Our overall outlook for 2013 is a moderate increase in organic revenue, with a target of 3.0 to 4.0%. Our mature presence in Canada and expanding position in a large and improving US market continues to support our results. We expect activity in the oil and gas sector to continue, and our stronger presence in the transportation sector in the US East is driving opportunities across our other practice areas. We are confident in our long-term strategy and in our ability to adapt to the evolving needs of the marketplace, and our positive results for the second quarter reflect this commitment to achieving results for our shareholders.

As we move forward in 2013, I would like to thank our talented staff who strive for excellence every day, our clients who entrust us with their projects, and we thank you, our shareholders, for your continued confidence in Stantec.

Bob Gomes, P.Eng.

President & CEO

July 31, 2013

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

July 31, 2013

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows for the quarter ended June 30, 2013, dated July 31, 2013, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended June 30, 2013; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2012 Financial Review; and the Report to Shareholders contained in our 2013 Second Quarter Report.

Our unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2013, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2012, except for the adoption of IFRS 10, “Consolidated Financial Statements” (IFRS 10) and IFRS 11, “Joint Arrangements” (IFRS 11). A description of these new standards and their impact on our financial position and results of operations is detailed in note 4 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2013, and in the Critical Accounting Estimates, Developments, and Measures section (herein referred to as the “Definitions section”) in this report. Unless otherwise indicated, comparative figures in this Management’s Discussion and Analysis have been restated to give effect to these changes. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North America and in other international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise that we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our goal and implement our strategy, we plan on increasing the depth and breadth of our services through organic and acquisition growth, achieving a compound average growth rate of 15% for revenue and earnings per share while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in the second quarter of 2013 from those described on pages M-2 to M-12 of our 2012 Financial Review and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

RESULTS

Overall Performance

Highlights for Q2 13

We achieved strong results for the second quarter of 2013 and we are generating sustained organic growth. Compared to Q2 12, our gross revenue increased by 19.7% from $473.4 million to $566.7 million, EBITDA increased 18.0% from $56.1 million to $66.2 million, net income increased 17.5% from $30.8 million to $36.2 million, and diluted earnings per share increased 16.4% from $0.67 to $0.78.

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2012 and 2013 and organic revenue growth spurred by activity in the oil and gas, environmental services, and transportation sectors. Compared to Q2 12, we reported organic growth in all regions and all practice area units except Buildings and Urban Land, as further discussed on pages M-5 to M-14. Our gross margin decreased from 54.3% in Q2 12 to 54.2% in Q2 13, and our administrative and marketing expenses as a percentage of net revenue was 40.0% in both Q2 13 and Q2 12.

The following table summarizes key financial data for Q2 13 and Q2 12 and for the first two quarters of 2013 and 2012:

	Quarter Ended June 30				Two Quarters Ended June 30

(In millions of Canadian dollars, except per share amounts and %)	2013	2012	$ Change	% Change	2013	2012	$ Change	% Change

Gross revenue (note 1)	566.7	473.4	93.3	19.7%	1,079.9	909.6	170.3	18.7%
Net revenue (note 1)	469.4	395.8	73.6	18.6%	896.3	766.3	130.0	17.0%
EBITDA (note 2)	66.2	56.1	10.1	18.0%	121.0	103.7	17.3	16.7%
Net income	36.2	30.8	5.4	17.5%	64.6	55.8	8.8	15.8%
Earnings per share – basic	0.78	0.67	0.11	16.4%	1.40	1.22	0.18	14.8%
Earnings per share – diluted	0.78	0.67	0.11	16.4%	1.39	1.22	0.17	13.9%
Cash dividends declared per common share	0.165	0.150	0.015	10.0%	0.33	0.30	0.03	10.0%

Cash flows
From operating activities	39.2	24.3	14.9	n/m	39.8	22.0	17.8	n/m
Used in investing activities	(29.7)	(22.2)	(7.5)	n/m	(40.2)	(61.9)	21.7	n/m
(Used in) from financing activities	(13.1)	(5.1)	(8.0)	n/m	(18.1)	8.7	(26.8)	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS measures in the Definitions section of our 2012 Financial Review and are incorporated by reference herein.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions section of our 2012 Financial Review.

The following highlights key activities and initiatives undertaken in the quarter ended June 30, 2013:

•

During the quarter, our gross revenue grew organically by 7.3% and net revenue grew organically by 6.8% compared to Q2 12. This growth is mainly due to increased activity in our Oil & Gas, Environmental Services, and Transportation practices. All regions had positive organic growth in gross revenue. This is the eight quarter of continuous organic growth for our Company.

•	On May 8, 2013, we declared a dividend of $0.165 per share, payable on July 18, 2013, to shareholders of record on June 28, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

•

On May 31, 2013, we acquired the net assets and business of IBE Consulting Engineers, Inc. (IBE), which added approximately 50 staff to our Company. Based in Sherman Oaks, California, IBE specializes in high-performance, sustainable design of mechanical, electrical, and plumbing systems for education, healthcare, commercial, cultural, and government facilities. IBE’s capabilities will enhance our buildings engineering presence on the US West Coast.

•

On May 31, 2013, we acquired the net assets and business of Ashley-Pryce Interior Designers Inc. (AP/ID), which added approximately 10 staff to our Company. Based in Vancouver, British Columbia, AP/ID is known for its corporate office consulting and strategic workplace planning services. AP/ID provides full interior design services to a variety of clients—from law firms and government agencies to banks and mining companies. The addition of AP/ID will enhance our interior design presence in British Columbia.

•

On June 28, 2013, we acquired the net assets and business of Roth Hill, LLC (Roth Hill), which added approximately 30 staff to our Company. Based in Bellevue, Washington, Roth Hill is a civil engineering firm with expertise in infrastructure design and an extensive project portfolio designing systems for every facet of collection, distribution, and treatment of water and wastewater. Roth Hill will expand our water and wastewater capabilities in the Pacific Northwest.

Results Compared to 2013 Targets

In our 2012 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal year 2013. The following table indicates our progress toward these targets:

Measure	2013 Target Range	Actual Q2 13 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5% and 56.5%	54.1% x
Administrative and marketing expenses as % of net revenue	Between 41% and 43%	40.5% ✓
Net income as % of net revenue	At or above 6%	7.2% ✓
Effective income tax rate	At or below 28.5%	27.7% ✓
Return on equity (notes 1 and 3)	At or above 14%	17.8% ✓
Net debt to EBITDA (notes 2 and 3)	Below 2.5	1.1 ✓

This table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: Return on equity is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters.

note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and term deposits, divided by (2) EBITDA for the last four quarters, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 3: Return on equity and net debt to EBITDA are non-IFRS measures and are discussed in the Definitions section of our 2012 Financial Review.

✓ Met or performed better than target.

X Did not meet target.

At the end of Q2 13, we met or performed better than all of our targets with the exception of gross margin, as further explained in the Gross Margin section of this report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

Balance Sheet

The following table highlights the major changes to our assets, liabilities, and equity from December 31, 2012:

(In millions of Canadian dollars)	Jun 30, 2013	Dec 31, 2012	$ Change	% Change

Total current assets	643.6	583.0	60.6	10.4%

Property and equipment	131.0	115.0	16.0	13.9%
Goodwill	587.9	566.8	21.1	3.7%
Intangible assets	83.3	85.7	(2.4)	(2.8%)
Investments in joint ventures and associates	3.4	5.3	(1.9)	(35.8%)
All other assets	112.1	108.4	3.7	3.4%

Total assets	1,561.3	1,464.2	97.1	6.6%

Current portion of long-term debt	44.6	42.9	1.7	4.0%
Provisions	13.2	14.9	(1.7)	(11.4%)
Other liabilities	8.3	8.7	(0.4)	(4.6%)
All other current liabilities	278.0	274.3	3.7	1.3%

Total current liabilities	344.1	340.8	3.3	1.0%

Long-term debt	250.1	256.4	(6.3)	(2.5%)
Provisions	44.6	37.0	7.6	20.5%
Other liabilities	51.1	42.8	8.3	19.4%
All other liabilities	64.4	60.1	4.3	7.2%
Equity	807.0	727.1	79.9	11.0%

Total liabilities and equity	1,561.3	1,464.2	97.1	6.6%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased because of the number of leasehold and furniture improvements made to various offices and the enhancements made to our information technology hardware. Goodwill increased due to the acquisition of IBE, AP/ID and Roth Hill during Q2 13 as well as changes in foreign exchange, as explained below. Intangible assets decreased mainly as a result of amortization recorded year to date. Investments in joint ventures and associates decreased due to dividends received in Q2 13. Total current and long-term debt decreased because of a $3.1 million decrease in our lease financing obligation and a decrease in our revolving credit facility from $80.7 million at December 31, 2012, to $77.8 million at June 30, 2013. In total, current and long-term provisions increased because of a $4.9 million increase in provisions for self-insured liabilities and a $1.4 million increase in lease exit liabilities. Other liabilities increased as a result of a $7.4 million increase in lease inducement benefits for leasehold improvements at various offices.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.95 at June 30, 2013.

Our shareholders’ equity increased because $64.6 million in net income was earned in the first two quarters of 2013, $6.4 million in share options were exercised for cash, and $1.8 million was expensed for share-based compensation. In addition, comprehensive income increased $23.3 million because of the exchange gain on the translation of our US subsidiaries and the unrealized gain on our investments held for self-insured liabilities. These increases were partly offset by $15.2 million in dividends declared year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Quarter Ended June 30			Two Quarters Ended June 30

	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *

	2013	2012	2013 vs. 2012	2013	2012	2013 vs. 2012

Gross revenue	120.7%	119.6%	19.7%	120.5%	118.7%	18.7%
Net revenue	100.0%	100.0%	18.6%	100.0%	100.0%	17.0%
Direct payroll costs	45.8%	45.7%	18.8%	45.9%	45.7%	17.6%
Gross margin	54.2%	54.3%	18.4%	54.1%	54.3%	16.4%
Administrative and marketing expenses	40.0%	40.0%	18.6%	40.5%	40.7%	16.4%
Depreciation of property and equipment	1.6%	1.7%	13.2%	1.7%	1.7%	13.6%
Amortization of intangible assets	1.3%	1.2%	28.6%	1.3%	1.3%	26.0%
Net interest expense	0.5%	0.6%	(8.0%)	0.5%	0.6%	(2.1%)
Other net finance expense	0.2%	0.2%	33.3%	0.2%	0.1%	(6.7%)
Share of income from joint ventures and associates	(0.1%)	(0.1%)	(33.3%)	(0.1%)	(0.1%)	(40.0%)
Foreign exchange loss	0.0%	0.1%	(33.3%)	0.0%	0.0%	n/m
Other (income) expense	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Income before income taxes	10.7%	10.6%	18.8%	10.0%	10.0%	17.0%
Income taxes	3.0%	2.8%	22.1%	2.8%	2.7%	20.5%
Net income	7.7%	7.8%	17.5%	7.2%	7.3%	15.8%

* % increase (decrease) calculated based on the dollar change from the comparable period.

n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the second quarter of 2013 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended June 30, 2013.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements section at the end of this report.

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze our results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All practice area units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.98 in Q2 13 compared to US$0.99 in Q2 12, representing a 1.0% decrease. This weakening of the Canadian dollar

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

had a positive effect on the revenue reported in Q2 13 compared to Q2 12. Fluctuations in other foreign currencies did not have a material impact on our revenue.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2013 vs. 2012	Two Quarters Ended June 30 2013 vs. 2012

Increase due to
Acquisition growth	56.5	109.3
Organic growth	34.6	57.2
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	2.2	3.8

Total net increase in gross revenue	93.3	170.3

Net Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2013 vs. 2012	Two Quarters Ended June 30 2013 vs. 2012

Increase due to
Acquisition growth	44.8	86.9
Organic growth	27.0	40.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.8	3.1

Total net increase in net revenue	73.6	130.0

The increase in acquisition gross and net revenue in Q2 13 compared to Q2 12 was a result of revenue earned in Q2 13 that was attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area Unit sections below. We experienced increases in organic gross and net revenue in Q2 13 compared to Q2 12 in all regions and in all practice area units except Buildings and Urban Land, as described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

The following tables summarize the growth in gross revenue by region:

Gross Revenue by Region
(In millions of Canadian dollars)	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	326.3	265.7	60.6	27.2	33.4	n/a
United States	221.3	189.0	32.3	29.3	0.8	2.2
International	19.1	18.7	0.4	-	0.4	-

Total	566.7	473.4	93.3	56.5	34.6	2.2

n/a = not applicable

(In millions of Canadian dollars)	Two Quarters Ended June 30, 2013	Two Quarters Ended June 30, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	610.2	509.3	100.9	50.6	50.3	n/a
United States	430.6	365.8	64.8	58.7	2.3	3.8
International	39.1	34.5	4.6	-	4.6	-

Total	1,079.9	909.6	170.3	109.3	57.2	3.8

n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2012 and 2013, by organic growth, and by the weakening of the Canadian dollar in Q2 13 compared to Q2 12.

The following lists the acquisitions completed in 2012 and 2013 that impacted specific regions year to date:

•	Canada: PHB Group Inc. (PHB) (May 2012); Cimarron Engineering Ltd. (Cimarron) (August 2012); Architecture 2000 Inc. (November 2012); and Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013)

•

United States: ABMB Engineers, Inc. (ABMB) (May 2012); Corzo Castella Carballo Thompson Salman, P.A. (C3TS) (November 2012); Greenhorne & O’Mara, Inc. (G&O) (December 2012); Landmark Survey and Mapping, Inc. (LSM) (December 2012); IBE Consulting Engineers, Inc. (IBE) (May 2013); and Roth Hill, LLC (Roth Hill) (June 2013)

Canada. Gross revenue in our Canadian operations increased by 22.8% in Q2 13 compared to Q2 12 and by 19.8% year to date in 2013 compared to 2012. This increase resulted from acquisition and organic growth. The 9.9% year-to-date increase in organic growth was mainly due to an increase in oil and gas activity, which was partly offset by decreased activity in our Buildings and Power practices in both eastern and western Canada in 2013 compared to 2012.

During the first two quarters, resource activity in western Canada maintained momentum, allowing for related infrastructure investment. In the oil and gas sector, we continue to provide environmental and industrial services to private sector clients. We saw steady growth in the midstream oil and gas market, and we are continuing with a stable level of activity in our mining and commercial sectors. In the public sector, federal and provincial budgets maintained stable levels of funding for infrastructure, and support continues for the public-private partnership (P3) model. In most provinces, P3 projects continue to be released, albeit at a slower rate and with increased competition. Increasingly, P3s are being pursued at a municipal

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

level. With continued strength in the private sector and a stable public sector, and continued activity in the oil and gas sector, we believe our Canadian operations will experience moderate growth in 2013 as described in the Outlook section of our 2012 Financial Review.

United States. Gross revenue in our US operations increased by 17.1% in Q2 13 compared to Q2 12 and by 17.7% year to date in 2013 compared to 2012. This increase resulted primarily from acquisition growth. Our organic gross revenue grew by approximately 1.0% year to date compared to the same period in 2012. Synergies between existing operations, and acquired companies in the US East contributed to the organic growth. Organic growth also resulted from increased activity in the oil and gas sector, particularly in the US West. Increases in organic gross revenue were partly offset by a retraction in our Buildings and Power practices in 2013 year to date compared to the same period in 2012.

During the first two quarters, activity in the public sector remained quiet in the United States because of uncertainty in the regulatory environment. For example, in the power sector, legislation for emissions is under debate and constrained budgets are impacting projects in the transportation and water sectors. P3s are slowly emerging in response to fiscal constraints, though this approach has yet to fully take hold. In the private sector, we see measured resurgence in the housing market in select areas, and we continue to maintain our position in the resource-related market by supporting infrastructure development in the oil and gas sector. In Buildings, uncertainty around implementation related to the healthcare bill continues to impact project releases for our clients who are now adjusting their long-term capital plans. Overall, we believe our US operations will experience stable-to-moderate organic growth in 2013, as described in the Outlook section of our 2012 Financial Review.

International. Gross revenue in our International operations increased 2.1% in Q2 13 compared to Q2 12 and by 13.3% year to date in 2013 compared to 2012. This year-to-date increase resulted from organic growth, particularly in the Middle East. Compared to 2012, the volume of projects increased mainly in our Buildings practice and mining sector, predominately for private sector clients. Our top-tier positioning and global expertise in healthcare enabled us to secure international hospital projects. In mining, our top-tier underground, hoisting, shaft engineering, and related expertise enabled us to continue work for major global clients in spite of a general slowdown because of the tightening of capital markets. We believe our International operations will experience moderate organic growth in 2013, as described in the Outlook section of our 2012 Financial Review.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

The following tables summarize gross revenue by practice area unit:

Gross Revenue by Practice Area Unit

	Quarter Ended June 30

(In millions of Canadian dollars, except %)	2013	% of Consulting Services Gross Revenue	2012	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2013 vs. 2012

Buildings	104.5	18.4%	110.1	23.3%	(5.1%)
Environment	180.3	31.8%	157.1	33.2%	14.8%
Industrial	137.4	24.3%	91.2	19.2%	50.7%
Transportation	84.3	14.9%	57.3	12.1%	47.1%
Urban Land	60.2	10.6%	57.7	12.2%	4.3%

Total	566.7	100.0%	473.4	100.0%	19.7%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

	Two Quarters Ended June 30

(In millions of Canadian dollars, except %)	2013	% of Consulting Services Gross Revenue	2012	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2013 vs. 2012

Buildings	211.2	19.6%	218.8	24.1%	(3.5%)
Environment	330.0	30.6%	298.6	32.8%	10.5%
Industrial	258.4	23.9%	179.6	19.7%	43.9%
Transportation	170.9	15.8%	107.9	11.9%	58.4%
Urban Land	109.4	10.1%	104.7	11.5%	4.5%

Total	1,079.9	100.0%	909.6	100.0%	18.7%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized in the following tables:

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

Gross Revenue by Practice Area Unit

	Quarter Ended June 30, 2013 vs. 2012

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(5.6)	2.8	(8.9)	0.5
Environment	23.2	2.6	19.8	0.8
Industrial	46.2	26.2	19.8	0.2
Transportation	27.0	21.2	5.3	0.5
Urban Land	2.5	3.7	(1.4)	0.2

Total	93.3	56.5	34.6	2.2

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

	Two Quarters Ended June 30, 2013 vs. 2012

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(7.6)	4.8	(13.2)	0.8
Environment	31.4	2.6	27.4	1.4
Industrial	78.8	48.9	29.5	0.4
Transportation	63.0	49.3	12.9	0.8
Urban Land	4.7	3.7	0.6	0.4

Total	170.3	109.3	57.2	3.8

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

The following lists the acquisitions completed in 2012 and 2013 that impacted specific practice area units year to date:

•	Buildings: PHB (May 2012); C3TS (November 2012); Architecture 2000 Inc. (November 2012); IBE (May 2013); and AP/ID (May 2013)
•	Environment: G&O (December 2012) and Roth Hill (June 2013)
•	Industrial: Cimarron (August 2012) and LSM (December 2012)
•	Transportation: ABMB (May 2012); C3TS (November 2012); and G&O (December 2012)
•	Urban Land: G&O (December 2012)

Buildings. The Buildings practice area unit had an 8.1% organic gross revenue retraction in Q2 13 compared to Q2 12 and a 6.0% organic gross revenue retraction year to date in 2013 compared to 2012. The year-to-date organic retraction was caused by the softening of the buildings market, intensified competition, and reduced availability of funding for public sector projects, particularly in the healthcare market. The Buildings group is proactively managing costs in accordance with the softening of the market. Management is monitoring backlog and making adjustments to align staffing levels with workload and market conditions.

At the end of the second quarter, the emergence of projects and number of pursuits was steadily improving in spite of overall slow economic activity in the buildings market in both Canada and the United States. Opportunities still exist for P3s in Canada even though funding constraints continued in the public sector and the relative strength of the Canadian

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

market continues to attract US and international competition. This additional competition continued to challenge all consulting firms to maintain market share and intensified pressure to provide more services for lower fees. However, in both Canada and the United States, we continued to secure projects in our key market sectors: healthcare, education, and aviation. For example, by cross-selling our transportation expertise, we secured a project to reconfigure the campus entrance and associated intersections on the main boulevard of the University of Maryland, Baltimore County New Campus, to address vehicular, pedestrian, and bicycle safety and circulation hazards. Year to date, we had stable revenue from our commercial buildings sector due to our continued work for retail clients in Canada. By leveraging client relationships in our Industrial practice area unit, we secured several master-service agreements with national clients in the oil and gas sector. For example, we recently secured the interior design work for the tenant improvements at Chevron’s Canadian headquarters in Calgary, Alberta.

We believe that our Buildings practice area unit will experience a stable-to-moderate retraction in organic revenue in 2013. We revised the outlook included in our 2012 Financial Review from stable organic revenue to a stable-to-moderate retraction because of the softening buildings market. Our top-tier positioning and global expertise in healthcare, education, and aviation are enabling us to continue to pursue a broad range of North American and international opportunities. These opportunities are transforming into projects, although in the United States in particular, the change is slow because of the uncertainty about the impacts of the healthcare bill. We expect to continue to secure our market share of conventionally and alternatively funded projects as they move forward. As well, we continue to see strength in the commercial sector, where our national reach, local strength, and breadth of services positions us with major clients that are renovating or expanding their locations.

Environment. The Environment practice area unit had 12.6% organic gross revenue growth in Q2 13 compared to Q2 12 and 9.2% organic gross revenue growth year to date in 2013 compared to 2012. The year-to-date organic growth resulted from steady growth in energy and resource-related work, particularly being driven by the midstream industry in the oil and gas sector, while work for the other sectors remained stable.

Opportunities for the transport of oil and natural gas meant increased activity in large-scale projects in the Canadian oil and gas sector, especially in western Canada. The desire to access western Canadian crude oil for export to eastern and western destinations continues to generate opportunities for interprovincial pipelines and associated marine facilities. For example, during the quarter, we were commissioned to prepare an environmental and socio-economic assessment associated with the construction and operation of the TransCanada Energy East Pipeline project, including the Cromer Lateral portion of the project (in Saskatchewan and Manitoba) and an extension from Quebec City to New Brunswick. In downstream oil and gas, there are some indications of declining activity, specifically in remediation work; however, this has been offset by significant activity associated with oil and gas pipeline and related projects.

Our water business was relatively stable year to date compared to 2012 because new investments remained flat while municipalities dealt with budget constraints. In the United States, companies continue to invest in existing facilities due to regulatory requirements and consent decrees that required water and sewage treatment plants to be upgraded and sanitary sewer overflow and combined sewer overflow programs to continue. In 2013, we are seeing increased opportunities using alternative project delivery models (design-build) and are continuing to benefit from relationships with long-term clients in Canada and the United States. For example, building on the strength of our reputation with the US federal government, local presence, relationships with leading design-build contractors, and experience with pumping stations and levees across North America, we are the lead engineer and architect for PCCP Constructors, a joint venture, selected for a contract with the US Army Corps of Engineers, New Orleans District. Three new permanent canal closure and pump facilities will form one of the largest drainage pumping stations in the world, intended to operate continuously and independently during major hurricane events. This project will continue into 2014. Also in the quarter, due to our expertise and local presence, we are providing various services, including damage assessments, to clients affected by the recent flooding in southern Alberta. Leveraging our services and expanding our water service offerings into other industrial water activities, such as tailings-pond water treatment, flood control, water reuse, and water resource management, as well as mining-related activities is now resulting in new project awards.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

We believe our Environment practice area unit will achieve moderate organic revenue growth in 2013 as indicated in our 2012 Financial Review. We expect that our size, presence, and reputation in the environmental market will continue to increase our share of large long-term projects. By focusing on integrated service offerings, especially related to our Industrial practice area unit, and by leveraging relationships with large clients, we believe we are well positioned to secure opportunities in the energy sector. In the water sector, we believe we are well positioned to secure projects resulting from a more stringent regulatory environment and expect that funding constraints will continue moving a portion of the market toward design-build delivery, thus presenting us with additional opportunities. In the United States, the federal government is promoting environmental and infrastructure initiatives which may provide further opportunities, though timing is uncertain.

Industrial. The Industrial practice area unit had 21.7% organic gross revenue growth in Q2 13 compared to Q2 12 and 16.4% organic gross revenue growth year to date in 2013 compared to 2012. The strong year-to-date organic growth was the result of a continued increase in project activity related to energy and resources, particularly in the oil and gas sector. Our performance in other sectors remained steady. Midstream oil and gas activity is strong due to our long-term client relationships, expertise, and the many projects currently under consideration and development. Although we experienced a reduction in mining revenue in the United States, our overall mining operations year to date continued to be steady compared to 2012.

With the continued global demand for energy and relatively strong oil prices, we are benefiting from an increase in demand for engineering services from large national clients that transport oil and gas to market. Our capabilities and enhanced profile have increased our opportunities, and we are increasingly being recognized as a top integrated provider of midstream services. We continue to secure projects in the oil and gas sector while our clients plan for the long term by adding capacity for transport, storage, and distribution. Because of our strong client relationships in mining, we continue to secure projects in both studies and design, and we will continue with our strategy to diversify exposure to various commodities and to leverage client relationships by growing into areas that require infrastructure development, such as providing above-ground services for mine sites. We continue to provide services in the renewable power sector and in transmission and distribution in spite of a soft market, particularly in the United States. For example, during the quarter, we secured a project contributing to the detailed design of civil work and geotechnical work for the transmission link between Newfoundland and Nova Scotia as part of the Maritime Link Project. Our Industrial Buildings & Facilities practice area is steady in multiple areas including large industrial facilities, transportation, equipment dealers, and servicing companies where public and private clients are renewing or building new facilities.

We believe our Industrial practice area unit will achieve strong organic revenue growth in 2013 compared to 2012. We revised the outlook included in our 2012 Financial Review from stable-to-moderate growth to strong growth since we expect continued robust activity in the oil and gas sector. We anticipate that our clients in Industrial Buildings & Facilities and Power will continue with normal and stable capital spending. We believe the outlook for Power is more favorable in our operations in Canada than in our operations in the United States where the economy has not yet fully recovered. The outlook for mining remains optimistic. As a result of long-term client relationships, current market opportunities, and acquisitions made in western Canada, we expect continued growth in our Oil & Gas practice area in 2013, particularly in the midstream sector.

Transportation. The Transportation practice area unit had 9.2% organic gross revenue growth in Q2 13 compared to Q2 12 and 12.0% organic gross revenue growth year to date in 2013 compared to 2012. The year-to-date organic growth resulted from our ability to secure projects from repeat clients because of our strong relationships and past performance, our ability to adapt to changing trends, and an increase in the depth of our expertise due to our growth over the past few years. Organic revenue growth occurred in the United States, in particular in the US East where we are benefiting from increased activity in design-build and transit. Year-to-date acquisition growth is strong compared to 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

During the quarter, we continued to pursue and secure a steady share of design-build and P3 projects. The acquisitions we completed last year increased our presence in local US markets, allowing us to secure more US design-build opportunities. We continued to work on local and regional projects with repeat clients in Canada and the United States. Bridge inspections, rehabilitation, and maintenance also remain stable components of our portfolio because of our long-term relationship with clients and our expertise in these areas. We saw the results of those relationships and expertise in the second quarter with bridge inspection wins in Kelowna, British Columbia, and various locations such as New Hampshire and Vermont in the United States. Also during the quarter, due to our diverse expertise, we secured a project to retime more than 225 traffic signals in the city and county of Denver. The project will include data collection, model development, and calibration. Positive revenue growth year to date was also the result of stable infrastructure funding and few changes experienced in the competitive landscape.

We believe organic revenue growth for our Transportation practice area unit will be stable-to-moderate in 2013 compared to 2012. During the first quarter, we revised the outlook included in our 2012 Financial Review from stable growth to stable-to-moderate growth due to activity in the US East. Recently announced Canadian budgets suggest continued support for infrastructure spending. We believe the Canadian design-build and P3 markets are mature, therefore, will continue to provide a potential stream of work. The US design-build and P3 markets will continue to develop, driven by state deficits limiting funds available for capital projects. We believe the US federal transportation bill will provide a stable level of funding for transportation spending over the next year; however, the lack of a long-term federal funding strategy may still hold back larger projects. We expect that our recent acquisitions in the United States will continue to add to our design-build capabilities as well as increase the depth and breadth of our relationships, especially in Florida and the Mid-Atlantic.

Urban Land. The Urban Land practice area unit had 2.4% organic gross revenue retraction in Q2 13 compared to Q2 12 and 0.6% organic gross revenue growth year to date in 2013 compared to 2012. Year-to-date organic revenue remains flat since less work is being performed internationally compared to 2012. This was offset by continued residential activity in strong geographies such as western Canada and by improvements in the US East, as well as by our efforts to diversify into the non-residential sectors.

In the second quarter of 2013, Canada accounted for approximately 57% of our urban land business, with approximately 43% of the work in the United States and some projects outside of North America, for example, in Saudi Arabia. During the quarter, the housing market continued growing in western Canada while activity remained stable in eastern Canada. Western Canada is benefiting from strong residential single-family and mixed-use markets as a result of the robust resource market; eastern Canada has more higher-density projects. For example, during the quarter we secured a project in Guelph, Ontario, to provide the planning, engineering, environmental impact, geomatics, archeological, and traffic services in a mixed-use residential development on former industrial lands in the downtown core. The US market is showing signs of improvement, particularly in the southern states and Mid-Atlantic. The US market continues to evolve to include a combination of greenfield, medium- to high-density development, and redevelopment projects in some of our regions. We are positioning our services to reflect this shift and an improving residential market. In Q2 13, we also continued to pursue opportunities in non-residential markets in Canada and the United States, demonstrating our ability to provide a variety of services to different segments in the urban land development market, such as the commercial, municipal, parks, brownfield development, and sports and recreation sectors. For example, we were awarded a project to perform a preliminary-level study of the decommissioning or rehabilitation of a dam in southeastern Saskatchewan. We secured this study because we had previous stream restoration experience and redevelopment expertise. This project will require the collaboration of various staff across Canada and the United States.

We believe that our Urban Land practice area unit will achieve stable-to-moderate organic revenue growth in 2013 compared to 2012. We revised our outlook to stable-to-moderate growth from moderate growth, as indicated in our 2012 Financial Review. Signs of improvement are prevalent in the United States, but new urban development projects have been slower to emerge than anticipated. We expect the housing markets to slowly continue to strengthen. In some states, we are well positioned for recovery; in other states, we are positioning ourselves to capitalize on opportunities and

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

changing trends. We anticipate the Canadian market will remain stable, with continued strong activity in western provinces. We also expect to leverage our global expertise in 2013 to win projects internationally. We will continue to focus on our multidisciplinary team approach, diversifying our client base and positioning our business for improving economic conditions.

Gross Margin

For a definition of gross margin, refer to the discussion in the Definitions section of our 2012 Financial Review, which is incorporated by reference herein. Our gross margin as a percentage of net revenue was 54.2% in Q2 13 compared to 54.3% in Q2 12. The year-to-date gross margin was 54.1% compared to 54.3% in 2012. Our year-to-date gross margin for 2013 was slightly below our targeted range of 54.5% to 56.5% set out in our 2012 Financial Review. Year to date, all practice area units except Buildings and Environment had a slight decrease in gross margins.

The following table summarizes our gross margin percentages by practice area unit:

Gross Margin by Practice Area Unit

	Quarter Ended June 30		Two Quarters Ended June 30
	2013	2012	2013	2012

Buildings	53.2%	54.2%	54.3%	53.7%
Environment	58.5%	57.3%	58.4%	57.6%
Industrial	48.6%	47.6%	47.9%	48.0%
Transportation	51.9%	51.9%	51.9%	52.2%
Urban Land	59.6%	59.7%	59.1%	59.6%

Note: Comparative figures have been restated due to a realignment of several practice components between our

Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle.

In the Buildings practice area unit, the year-to-date gross margin was higher in 2013 compared to 2012 since gross margins in Q1 12 were negatively impacted by lower margins recognized on a number of major projects.

In the Environment practice area unit, the higher year-to-date gross margin in 2013 compared to 2012 was caused by the emergence of midstream work as a larger component of the Environment practice. This work typically carries higher margins. As well, during the second quarter, field programs were launched to support major developments that also carry higher margins.

Because we are increasing our US revenue base in the Urban Land practice area unit, our overall margin is slightly lower. Margins secured in the United States tend to be lower than those secured in Canada. High-density projects typically have lower margins; therefore, securing more work in this area has impacted Urban Land’s overall margin.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

The following table summarizes our gross margin percentages by region:

Gross Margin by Region

	Quarter Ended June 30		Two Quarters Ended June 30
	2013	2012	2013	2012

Canada	54.8%	55.0%	54.5%	55.0%
United States	53.6%	53.3%	53.8%	53.6%
International	50.7%	52.9%	51.3%	51.2%

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11.

The reduction in the year-to-date gross margin in Canada was due mainly to the impact of a growing Industrial practice area unit at lower gross margins, especially in the oil and gas sector.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 40.0% for Q2 13 and Q2 12. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 40.5% compared to 40.7% for 2012, which is better than our expected range of 41.0% to 43.0%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition activities. Administrative and marketing expenses as a percentage of net revenue were lower year to date in 2013 compared to the same period in 2012 due to our continued focus on managing costs effectively.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Backlog is a non-IFRS measure further discussed in the Definition of Non-IFRS Measures subheading in the Definitions section of our 2012 Financial Review. Also included in intangible assets is purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q2 13 and Q2 12 and on a year-to-date basis for 2013 and 2012:

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

Amortization of Intangibles

	Quarter Ended June 30		Two Quarters Ended June 30
(In thousands of Canadian dollars)	2013	2012	2013	2012

Client relationships	1,811	1,779	3,667	3,228
Backlog (Note)	1,924	1,068	3,752	2,545
Software	2,598	1,767	4,826	3,507
Other	304	563	561	824
Lease disadvantage	(369)	(262)	(734)	(518)

Total amortization of intangible assets	6,268	4,915	12,072	9,586

Note: Backlog is further discussed in the Definitions section of our 2012 Financial Review.

Our amortization of intangible assets increased by $1.4 million in Q2 13 compared to Q2 12 because of an increase in the amortization of software. This increase resulted from the renewal of our Microsoft enterprise agreement in Q1 13. As well, the increase in amortization from Q2 12 to Q2 13 was primarily attributable to an increase in the amortization of the backlog balances from the addition of Cimarron. On a year-to-date basis, amortization of intangible assets increased by $2.5 million compared to 2012, mainly due to an increase in the amortization of software from the renewal of our Microsoft agreement, as well as an increase in the amortization of backlog balances from the addition of Cimarron, ABMB, and G&O. These increases were partly offset by a decrease in the amortization of backlog balances of FSC Architects and Engineers and Burt Hill, Inc.; those assets have now been fully amortized. Based on the unamortized intangible asset balance remaining at the end of Q2 13, we expect our amortization expense for intangible assets for the full year 2013 to be in the range of $22 to $23 million. The actual expense may be impacted by any new acquisitions completed after Q2 13.

Net Interest Expense

Our net interest expense decreased by $0.2 million in Q2 13 compared to Q2 12 and by $0.1 million year to date, mainly due to a lower long-term debt balance and a decrease in interest rates for the same period in 2012. In particular, our bank loan balance was $77.8 million at June 30, 2013, compared to $99.6 million at June 30, 2012. This decrease in the bank loan balance was partially offset by an increase in the balance of our notes payable for acquisitions, which was $82.6 million at June 30, 2013, compared to $64.7 million at June 30, 2012. The average interest rate of our revolving credit facility and senior secured notes was approximately 3.31% in Q2 13 compared to 3.57% in Q2 12, which also contributed to the decrease in net interest expense for the quarter and year to date. Our revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at June 30, 2013, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for the quarter. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains and Losses

During Q2 13, we recorded a $0.2 million foreign exchange loss compared to a $0.3 million loss in Q2 12. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and GBP in exchange for Canadian dollars. The foreign exchange loss incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

During the first two quarters of 2013, we recorded a $21.8 million gain in our foreign exchange adjustments in other comprehensive income, compared to a $0.4 million gain during the same period in 2012. These unrealized gains arose when translating our foreign operations into Canadian dollars. The gain during the first two quarters of 2013 was caused by the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.95 at June 30, 2013.

We estimated that at June 30, 2013, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes

Our effective income tax rate for the first two quarters of 2013 was 27.7% compared to 26.5% for the year ended December 31, 2012. The effective tax rate of 27.7% meets the target of at or below 28.5% set out in our 2012 Financial Review. The income tax rate of 27.7% in Q2 13 is based on statutory rates in the jurisdictions in which we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly. We believe that we will meet the 2013 expected target of at or below 28.5%.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012

Gross revenue	566.7	513.2	481.4	479.3
Net revenue	469.4	426.9	390.1	397.4
Net income	36.2	28.4	31.1	34.1
EPS – basic	0.78	0.62	0.68	0.74
EPS – diluted	0.78	0.61	0.67	0.74

	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011*	Sep 30, 2011*

Gross revenue	473.4	436.2	432.0	430.4
Net revenue	395.8	370.5	348.2	351.2
Net income (loss)	30.8	25.0	(65.7)	28.9
EPS – basic	0.67	0.55	(1.45)	0.63
EPS – diluted	0.67	0.55	(1.45)	0.63

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly basis and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

* These numbers are not restated for the adoption of new and amended IFRSs as described in the Definitions section of this report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q2 13 vs. Q2 12	Q1 13 vs. Q1 12	Q4 12 vs. Q4 11*	Q3 12 vs. Q3 11*

Increase in gross revenue due to
Acquisition growth	56.5	52.8	31.4	25.1
Organic growth	34.6	22.6	23.5	21.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	2.2	1.6	(5.5)	2.0

Total net increase in gross revenue	93.3	77.0	49.4	48.9

* These numbers are not restated for the adoption of new and amended IFRSs as described in the Definitions section of this report.

Q3 12 vs. Q3 11. During Q3 12, net income increased by $5.2 million, or 18.0%, from the same period in 2011, and diluted earnings per share for Q3 12 increased by $0.11, or 17.5%, compared to Q3 11. Net income for Q3 12 was positively impacted by an increase in revenue resulting from acquisitions completed in 2011 and 2012, and organic revenue grew because of increased activity in the mining, oil and gas, and urban development sectors. Compared to Q3 11, we reported organic growth in all practice area units except Transportation and Buildings. Net income was negatively impacted by a reduction in gross margin as a percentage of net revenue—from 55.5% in Q3 11 to 55.0% in Q3 12. The decrease occurred in our Industrial, Transportation, and Urban Land practice area units, while Environment remained stable and Buildings increased. The decreases in gross margins occurred because of the mix of projects in progress during the quarter and the impact of certain legacy projects from acquisitions that had significantly low contracted margins. As our Industrial practice grows organically, the impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin. Our results were positively impacted by an improvement in our administrative and marketing expenses as a percentage of net revenue—from 40.0% in Q3 11 to 39.7% in Q3 12—due to our continued focus on managing our costs and operational efficiencies.

Q4 12 vs. Q4 11. Excluding the impact of a $90.0 million non-cash goodwill impairment charge in 2011, our net income during Q4 12 increased by $6.8 million from the same period in 2011, and diluted earnings per share for Q4 12 increased by $0.14, or 26.4%, compared to Q4 11. Net income for Q4 12 was positively impacted by an increase in revenue resulting from acquisitions completed in 2011 and 2012 and growth in the water and oil and gas sectors. Compared to Q4 11, we reported organic growth in all practice area units except Buildings. Net income was also positively impacted by an increase in gross margin as a percentage of net revenue—from 55.1% in Q4 11 to 56.1% in Q4 12. This increase occurred in Buildings, Environment, and Urban Land practice area units because of positive adjustments made to estimated cost to complete on certain large projects in our Buildings practice area unit and the mix of projects in progress during the quarter, largely associated with projects in our Environment practice relating to permitting, mining, and oil and gas facilities. Our administrative and marketing expenses as a percentage of net revenue remained relatively stable at 41.6% in Q4 12, compared to 41.5% in Q4 11, despite an increase in acquisition activity in Q4 12 compared to Q4 11. This demonstrates our continued focus on managing costs.

Q1 13 vs. Q1 12. During Q1 13, net income increased by $3.4 million, or 13.6%, from the same period in 2012, and diluted earnings per share for Q1 13 increased by $0.06, or 10.9%, compared to Q1 12. Net income for Q1 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012, and organic revenue grew because of activity in the oil and gas and transportation sectors. Compared to Q1 12, we reported organic growth in all regions and in all practice area units except Buildings. Net income was negatively impacted by a reduction in gross margin as a percentage of net revenue—from 54.4% in Q1 12 to 54.0% in Q1 13. The decrease occurred in our Industrial, Transportation, and Urban Land practice area units, while Environment and Buildings increased. The decreases in gross margins occurred because of the mix of projects in progress during the quarter, and as our Oil & Gas practice grows, our

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

Industrial practice area unit margins will continue to be lower because of the nature of projects in the oil and gas sector. In addition, as we increase our US revenue base in the Urban Land practice area unit, our overall margin is negatively impacted because the margins secured in the United States tend to be lower than those secured in Canada. Also, high-density projects typically have lower margins; therefore, securing more work in this area has impacted Urban Land’s overall margin. Our results were positively impacted by an improvement in our administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 12 to 41.1% in Q1 13—due to our continued focus on managing our costs effectively.

LIQUIDITY AND CAPITAL RESOURCES

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350-million revolving credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, explained in the Management’s Discussion and Analysis in our 2012 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital by issuing additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities, and to some extent, we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

The following table represents summarized working capital information as at June 30, 2013, compared to December 31, 2012:

(In millions of Canadian dollars, except ratios)	Jun 30, 2013	Dec 31, 2012	Change

Current assets	643.6	583.0	60.6
Current liabilities	(344.1)	(340.8)	(3.3)
Working capital (Note)	299.5	242.2	57.3
Current ratio (Note)	1.87	1.71	0.16

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2012 Financial Review.

Current assets increased mainly due to a $73.7 million increase in trade and other receivables and unbilled revenue. Our investment in trade and other receivables and unbilled revenue increased to 97 days at June 30, 2013, compared to 91 days at December 31, 2012. This increase mainly relates to an increase in the trade and other receivables and unbilled revenue in our Environment and Urban Land practice area units. Income tax recoverable increased by $2.3 million and prepaid expenses increased by $2.3 million from December 31, 2012. These increases were partially offset by a $17.9 million decrease in cash and cash equivalents.

Current liabilities increased mainly due to a $6.6 million increase in billings in excess of costs and a $1.7 million increase in the current portion of long-term debt relating to notes payable from acquisitions. These were partly offset by a $4.4 million decrease in trade and other payables attributable to the timing of payments for annual employee bonuses. As well,

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

current provisions decreased $1.7 million mainly resulting from a decrease in current provisions in self-insured liabilities and an increase in current lease exit liabilities.

Cash Flows

Our cash flows (used in) from operating, investing, and financing activities as reflected in our consolidated statements of cash flows are summarized in the following table:

	Quarter Ended June 30			Two Quarters Ended June 30

(In millions of Canadian dollars)	2013	2012	Change	2013	2012	Change

Cash flows from operating activities	39.2	24.3	14.9	39.8	22.0	17.8
Cash flows used in investing activities	(29.7)	(22.2)	(7.5)	(40.2)	(61.9)	21.7
Cash flows (used in) from financing activities	(13.1)	(5.1)	(8.0)	(18.1)	8.7	(26.8)

Cash Flows from Operating Activities

Our cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments of acquired trade and other payables, including employee annual bonuses. On a year-to-date basis, the $17.8 million increase in cash flows from operating activities was a result of the following:

•	Cash receipts from clients increased due to our acquisitions and organic growth.
•	Cash paid to suppliers was lower year to date in 2013 compared to 2012 because of the timing of various payables.
•	Less interest paid on notes payable for prior acquisitions.
•	Income tax recoverable increased due to a higher Canadian income tax refund received in 2013.

The above was partly offset by an increase in our cash paid to employees because of an increase in the number of employees and the bonuses and restricted share units paid. In addition, our income tax paid was higher year to date since our final tax payment relating to 2012 was higher than the prior year and our installment base for 2013 is higher than for 2012.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities decreased year to date mainly due to a reduction in cash used for business acquisitions and the payment of notes payable for prior acquisitions. Year to date, we have used $13.1 million in cash for business acquisitions and the payment of notes payable, compared to $39.9 million in the same period in 2012. Also, contributing to the decrease in cash flows used in investing activities was a $2.2 million increase in dividends from investments in joint ventures and associates, a $2.9 million decrease in investments held for self-insured liabilities, and a $6.7 million decrease in the purchase of intangible assets since we purchased AutoCAD software in the first quarter of 2012. These decreases were partly offset by a $1.3 million increase in investments and other assets and a $15.8 million increase in the purchase of property and equipment in 2013 year to date compared to the same period in 2012, as further described below.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $18.9 million in Q2 13 compared to $6.9 million in Q2 12. This increase resulted from an increase in leasehold and furniture improvements made to various office locations and from the payment of various enterprise systems software in the quarter. Our Q2 13 purchases to support ongoing operational activity and growth were within our expected range for 2013. For the remainder of 2013, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

streamline our business processes and prepare us for continued growth. During Q2 13, we financed our property and equipment and software purchases through cash flows from operations.

Cash Flows Used in Financing Activities

Our cash flows used in financing activities increased mainly due to a net outflow year to date in 2013 of $5.8 million to repay our revolving credit facility—compared to a net inflow of $15.6 million from our revolving credit facility in the same period in 2012. As well, there was a $7.7 million increase in cash outflows for the payment of dividends year to date in 2013 compared to the same period in 2012.

The above increases in cash flow used in financing activities were partly offset by a $2.4 million increase in cash inflows from the issuance of shares for employees exercising their share options year to date in 2013 compared to 2012.

Capital Structure

We manage our capital structure according to the internal guideline established in our 2012 Financial Review by maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At June 30, 2013, our net debt to EBITDA ratio was 1.1, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

During 2012, we entered into an agreement for a $350-million revolving credit facility expiring August 31, 2016. Subsequent to the quarter end, the expiry date was extended to August 31, 2017. This facility also allows us to access an additional $150 million under the same terms and conditions on approval of the lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 145 for Canadian prime and US base rate loans and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to Q2 12, the basis points varied, depending on our level of consolidated debt to EBITDA—from 50 to 175 for Canadian prime and US base rate loans and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. At June 30, 2013, $266.2 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2012 Financial Review. We were in compliance with all of these covenants as at and throughout the period ended June 30, 2013.

We have a bid bond facility in the amount of $10 million that allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At June 30, 2013, $3.1 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first two quarters of 2013 generated $6.4 million in cash compared to $4.0 million in cash generated during the same period in 2012. No shares were repurchased year to date in 2013 or in the same period in 2012. We did not renew our normal course issuer bid, which expired on May 31, 2013.

OTHER

Outstanding Share Data

As at June 30, 2013, there were 46,216,049 common shares and 1,691,667 share options outstanding. During the period of June 30, 2013, to July 31, 2013, 61,296 share options were exercised and 5,667 share options were forfeited. As at July 31, 2013, there were 46,277,345 common shares and 1,624,704 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations as at June 30, 2013, on a discounted basis:

Contractual Obligations	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	285.6	40.0	41.5	148.2	55.9
Interest on debt	27.6	8.5	14.0	5.1	-
Operating leases	555.6	99.4	176.1	130.0	150.1
Finance lease obligation	9.8	4.8	4.9	0.1	-
Purchase and service obligations	21.5	7.3	11.2	3.0	-
Other obligations	13.7	2.5	2.3	0.2	8.7

Total contractual obligations	913.8	162.5	250.0	286.6	214.7

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 9 and 15 in our unaudited interim consolidated financial statements for the quarter ended June 30, 2013. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

Off-Balance Sheet Arrangements

As of June 30, 2013, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.0 million that expire at various dates before June 2014. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. Our surety facility allows, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2013, $12.6 million (US$12.0 million) in bonds was issued under this surety facility. At June 30, 2013, $3.1 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies.

During 2009, we issued a guarantee to a maximum of US$60 million for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At June 30, 2013, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee. This guarantee will expire on July 15, 2014.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed materially from those described in the Financial Instruments and Market Risk section of our 2012 Financial Review and are incorporated by reference herein.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and senior vice presidents. We pay compensation to key management personnel and directors in the normal course of business. From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 18 of our Q2 13 unaudited interim consolidated financial statements and notes 13 and 14 of our audited consolidated financial statements included in our 2012 Financial Review and are incorporated by reference herein.

OUTLOOK

We continue to believe that our overall outlook for 2013 is a moderate increase in organic gross revenue with a targeted 3.0% to 4.0% increase compared to 2012. The outlook for each practice area unit in 2013 ranges from stable-to-moderate retraction for our Buildings practice area unit, to stable-to-moderate organic growth for our Transportation and Urban Land practice area units, to moderate organic growth for our Environment practice area unit, and to strong organic growth for our Industrial practice area unit. Further discussion on the outlook for each practice area unit for 2013 can be found in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis.

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, practice areas, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter,

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first two quarters of 2013, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis in our 2012 Financial Review.

The above outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2012 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q2 13 from those described in our 2012 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2012, audited consolidated financial statements, which are incorporated by reference herein.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. In particular, these measures and terms are working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first two quarters ended June 30, 2013, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2012 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2012 Financial Review for additional information.

Recent Accounting Pronouncements

Effective January 1, 2013, we adopted the following standards and amendments, which are further described in note 6 of our December 31, 2012, annual consolidated financial statements:

•	IFRS 7, “Financial Instruments: Disclosures”–offsetting financial assets and liabilities (IFRS 7) (amended)
•	IFRS 10, “Consolidated Financial Statements” (IFRS 10)
•	IFRS 11, “Joint Arrangements” (IFRS 11)
•	IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12)
•	IFRS 13, “Fair Value Measurement” (IFRS 13)
•	IAS 1, “Presentation of Financial Statements” (IAS 1) (amended)
•	IAS 19, “Employee Benefits” (IAS 19) (amended)
•	IAS 27, “Separate Financial Statements” (IAS 27) (amended)
•	IAS 28, “Investments in Associates and Joint Ventures” (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

The adoption of these new standards and amendments did not have an impact on our internal controls over financial reporting, disclosure controls and procedures, and business activities including debt covenants, key performance indicators, and compensation plans.

The impact of adopting amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on our financial position or performance. IAS 27 and 28 were amended to move disclosure requirements regarding interests in other entities to the new IFRS 12.

IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, they result in additional disclosure.

Effective January 1, 2013, we applied IFRS 10 and 11, which resulted in a change in our accounting policies and a retrospective restatement of previous financial statements. Therefore, we consistently applied the same accounting policies throughout all periods presented in our Q2 13 unaudited interim consolidated financial statements as if these policies had always been in effect. Below is a description of the nature and effect on our financial position and performance of adopting IFRS 10 and 11. Also below is a description of IFRS 13 and amendments to IAS 1. For further details regarding the impact these standards and amendments had on our Q2 13 financial results, refer to note 4 of our Q2 13 unaudited interim consolidated financial statements.

a)	Changes in Accounting Policy and Impact on Financial Results

Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that a company determines whether it controls another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether or not the company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, a company makes judgments to conclude if joint control exists by determining if unanimous consent is required in making decisions about relevant activities.

In adopting IFRS 10, we reviewed the terms and conditions of agreements where we had an interest in another entity to determine whether or not we had control, joint control, or significant influence over the entity as at January 1, 2013. The adoption of the new control concept did not result in a material change to the consolidation conclusion for our subsidiaries or structured entities, but it did result in classification changes to certain associated entities and investments in joint arrangements, as further explained under IFRS 11 below.

Joint Arrangements and Investments in Associates and Joint Ventures

Under IFRS 11, joint arrangements must be classified as either joint operations or joint ventures. A company makes judgments to determine if the arrangement is a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide a company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

In adopting IFRS 11, we can no longer use the proportionate consolidation method to account for joint ventures. Instead, joint ventures are to be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting has not changed from the description provided in our December 31, 2012, annual consolidated financial statements. For a joint arrangement classified as a joint operation, we are required to recognize our share of assets, liabilities, revenues, and expenses of the joint operation and combine them with similar items, line by line, in our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

As a result of the retrospective application of IFRS 10 and 11, we restated certain line items in our consolidated statements of financial position and consolidated statements of income. In particular, proportionate consolidation was removed. Also, after completing a review of our joint agreements, the categorization of certain entities was changed to joint venture, joint operation, or associate, and the applicable accounting method was applied.

The adoption of IFRS 10 and 11 had an immaterial impact on our 2012 retained earnings, basic and diluted earnings per share, and operating, investing, and financing cash flows. The Recent Accounting Pronouncements section of our Q1 13 Management’s Discussion and Analysis and note 4 of our Q1 13 consolidated financial statements describe the impact of these changes on our consolidated statement of financial position at January 1, 2012, and December 31, 2012. The following tables summarize the significant adjustments made to our consolidated statements of income for Q2 12 and for the first two quarters of 2012:

	Quarter Ended June 30, 2012

(In millions of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Gross revenue	476.2	(2.8)	473.4
Subconsultant and other direct expenses	79.6	(2.0)	77.6

Net revenue	396.6	(0.8)	395.8
Direct payroll costs	181.3	(0.3)	181.0

Gross margin	215.3	(0.5)	214.8
Administrative and marketing expenses	158.7	(0.4)	158.3
Share of income from joint ventures and associates	(0.5)	(0.1)	(0.6)

Overall impact on net income for the period		-

	Two Quarters Ended June 30, 2012

(In millions of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Gross revenue	915.3	(5.7)	909.6
Subconsultant and other direct expenses	147.8	(4.5)	143.3

Net revenue	767.5	(1.2)	766.3
Direct payroll costs	350.4	(0.5)	349.9

Gross margin	417.1	(0.7)	416.4
Administrative and marketing expenses	312.6	(0.6)	312.0
Share of income from joint ventures and associates	(0.8)	(0.2)	(1.0)

Overall impact on net income for the period		0.1

b)	Changes in Statement Presentation and Disclosure

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities. IAS 34, “Interim Financial Reporting,” does not require we provide this disclosure in interim condensed consolidated financial statements unless significant events and transactions in the interim period require that they be provided.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. This standard does not change when an entity is required to use fair value but rather provides guidance on how to measure fair value under IFRS

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

when fair value is required or permitted. The application of IFRS 13 did not have a material impact on the fair value measurements carried out by our Company. This standard also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards. We included the applicable disclosure for IFRS 13 in note 17 of our Q2 13 unaudited interim consolidated financial statements. Since this standard is applied prospectively, comparative disclosures for prior periods are not required.

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss in the future are required to be presented separately from items that will never be reclassified. We included this disclosure in our Q2 13 unaudited interim consolidated financial statements.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q2 13 unaudited interim consolidated financial statements, which is incorporated by reference herein.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended June 30, 2013, there has been no significant change in our risk factors from those described in our 2012 Financial Review, incorporated by reference herein, including our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENTS

On July 9, 2013, we reached an agreement to extend the maturity date of our $350-million revolving credit facility under the same terms and conditions to August 31, 2017.

On July 31, 2013, the Company declared a dividend of $0.165 per share, payable on October 17, 2013, to shareholders of record on September 27, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice area units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2013 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended June 30, 2013, there has been no significant change in our risk factors from those described in our 2012 Financial Review that are incorporated by reference herein.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2013 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2013 are listed in the Outlook section of our 2012 Financial Review and were updated in our Q1 13 Management’s Discussion and Analysis under the Outlook section. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that our average interest rate would remain relatively stable in 2013 compared to 2012. On June 30, 2013, the Canadian dollar closed at US$0.95, representing a 6.0% increase in the US dollar since December 31, 2012. The average interest rate on our revolving credit facility was 1.39% at June 30, 2013, compared to 1.60% at December 31, 2012. The interest rate on our senior secured notes is fixed. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2013 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at June 30, 2013, was 27.7% compared to 26.5% for the year ended December 31, 2012, as further explained on page M-17.

In our 2012 Financial Review, we noted that according to the Canadian Mortgage and Housing Corporation (CMHC), total annual housing starts in Canada were expected to be 193,600 units in 2013. The CMHC has since revised its forecast to 182,900.

In our 2012 Financial Review, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 932,000 units in 2013. This forecast has since been revised upward to 955,000 units in 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

In our 2012 Financial Review, the Bank of Canada forecasted GDP growth to be 2.0% in 2012. This forecast has since been revised to 1.8%. The Bank of Canada Canadian/US average exchange rate projection is US$0.98, compared to US$1.01 in our 2012 Financial Review.

In our 2012 Financial Review, the World Bank forecasted GDP growth for 2013 of 6.1% for India, 3.4% for the Middle East, 3.5% for Latin America and the Caribbean regions, and -0.1% for the Euro area. This forecast has since been revised to 5.5% for India, 2.5% for the Middle East, 3.3% for Latin America and the Caribbean regions, and -0.6% for the Euro area.

The outlooks for our Buildings, Industrial, Transportation, and Urban Land practice area units changed during the first two quarters of 2013 from those described in the Outlook section of our 2012 Financial Review. The outlook for each practice area unit in 2013 ranges from stable-to-moderate retraction for our Buildings practice area unit, to stable-to-moderate organic growth for our Transportation and Urban Land practice area units, to moderate organic growth for our Environment practice area unit, and to strong organic growth for our Industrial practice area unit.

The assumptions used in establishing these outlooks are discussed in the outlooks for each of our practice area units for 2013 in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and in the Outlook section of our 2012 Financial Review, which is incorporated by reference herein.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of July 31, 2013, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2013, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	June 30 2013 $	December 31 2012 $

			Restated (note 4)

ASSETS	9
Current
Cash and cash equivalents	6	22,765	40,708
Trade and other receivables	7	376,748	353,451
Unbilled revenue		199,312	148,908
Income taxes recoverable		6,152	3,840
Prepaid expenses		16,554	14,283
Other financial assets	8	17,877	17,670
Other assets		4,147	4,106

Total current assets		643,555	582,966
Non-current
Property and equipment		130,966	114,994
Goodwill		587,928	566,784
Intangible assets		83,268	85,748
Investments in joint ventures and associates		3,384	5,286
Deferred tax assets		46,759	40,975
Other financial assets	8	64,340	63,691
Other assets		1,131	3,791

Total assets		1,561,331	1,464,235

LIABILITIES AND EQUITY
Current
Trade and other payables	12	207,277	211,726
Billings in excess of costs		67,377	60,822
Income taxes payable		-	159
Current portion of long-term debt	9	44,620	42,888
Provisions	10	13,174	14,863
Other financial liabilities		3,305	1,672
Other liabilities	11	8,332	8,650

Total current liabilities		344,085	340,780
Non-current
Long-term debt	9	250,073	256,408
Provisions	10	44,619	36,959
Deferred tax liabilities		62,024	57,840
Other financial liabilities		2,438	2,342
Other liabilities	11	51,102	42,778

Total liabilities		754,341	737,107

Shareholders’ equity
Share capital	12	249,029	240,369
Contributed surplus	12	13,806	14,291
Retained earnings		539,766	491,227
Accumulated other comprehensive income (loss)		4,389	(18,862)

Total equity attributable to equity holders of the Company		806,990	727,025

Non-controlling interests		-	103

Total equity		806,990	727,128

Total liabilities and equity		1,561,331	1,464,235

See accompanying notes

June 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars, except per share amounts)	Notes	2013 $	2012 $	2013 $	2012 $

			Restated (note 4)		Restated (note 4)

Gross revenue		566,724	473,410	1,079,931	909,606
Less subconsultant and other direct expenses		97,275	77,550	183,630	143,276

Net revenue		469,449	395,860	896,301	766,330
Direct payroll costs	16	214,946	180,961	411,471	349,892

Gross margin		254,503	214,899	484,830	416,438
Administrative and marketing expenses	5,12,16	187,749	158,317	363,137	312,003
Depreciation of property and equipment		7,717	6,721	14,999	13,163
Amortization of intangible assets		6,268	4,915	12,072	9,586
Net interest expense		2,247	2,444	4,566	4,661
Other net finance expense		751	644	1,349	1,494
Share of income from joint ventures and associates		(361)	(611)	(569)	(1,007)
Foreign exchange loss		218	308	324	29
Other (income) expense		(60)	77	(368)	190

Income before income taxes		49,974	42,084	89,320	76,319

Income taxes
Current		16,345	10,059	27,231	19,273
Deferred		(2,502)	1,278	(2,489)	1,270

Total income taxes		13,843	11,337	24,742	20,543

Net income for the period		36,131	30,747	64,578	55,776

Weighted average number of shares outstanding – basic		46,176,303	45,727,219	46,116,563	45,647,581

Weighted average number of shares outstanding – diluted		46,479,367	45,727,219	46,414,325	45,647,581

Shares outstanding, end of the period		46,216,049	45,751,251	46,216,049	45,751,251

Earnings per share
Basic		0.78	0.67	1.40	1.22

Diluted		0.78	0.67	1.39	1.22

See accompanying notes

June 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

		Restated (note 4)		Restated (note 4)

Net income for the period	36,131	30,747	64,578	55,776

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	13,608	7,514	21,881	433
Net unrealized gain (loss) on available-for-sale financial assets	93	(658)	1,846	526
Net realized gain on available-for-sale financial assets transferred to income	(27)	(10)	(451)	(12)
Income tax effect on available-for-sale financial assets	(1)	12	(25)	(9)

Other comprehensive income for the period, net of tax	13,673	6,858	23,251	938

Total comprehensive income for the period, net of tax	49,804	37,605	87,829	56,714

See accompanying notes

June 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 12)	Share Capital (note 12)	Contributed Surplus (note 12)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2012 (restated note 4)	45,523,585	226,744	14,906	397,706	(12,449)	626,907

Net income				55,776		55,776
Other comprehensive income					938	938

Total comprehensive income				55,776	938	56,714

Share options exercised for cash	227,666	4,044				4,044
Share-based compensation expense			1,308			1,308
Reclassification of fair value of share options previously expensed		1,252	(1,252)			-
Dividends declared (note 12)				(13,719)		(13,719)

Balance, June 30, 2012	45,751,251	232,040	14,962	439,763	(11,511)	675,254

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				64,578		64,578
Other comprehensive income					23,251	23,251

Total comprehensive income				64,578	23,251	87,829

Share options exercised for cash	232,155	6,414				6,414
Share-based compensation expense			1,761			1,761
Reclassification of fair value of share options previously expensed		2,246	(2,246)			-
Dividends declared (note 12)				(15,236)		(15,236)
Purchase of non-controlling interests				(803)		(803)

Balance, June 30, 2013	46,216,049	249,029	13,806	539,766	4,389	806,990

See accompanying notes

June 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	Notes	2013 $	2012 $	2013 $	2012 $

			Restated (note 4)		Restated (note 4)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		534,352	460,104	993,591	878,691
Cash paid to suppliers		(153,660)	(144,894)	(291,748)	(295,543)
Cash paid to employees		(327,846)	(278,251)	(628,435)	(537,426)
Interest received		343	324	695	713
Interest paid		(3,637)	(4,163)	(4,196)	(8,187)
Finance costs paid		(700)	(577)	(1,268)	(1,354)
Income taxes paid		(19,460)	(11,630)	(39,067)	(18,538)
Income taxes recovered		9,835	3,371	10,232	3,661

Cash flows from operating activities	17	39,227	24,284	39,804	22,017

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(11,624)	(14,291)	(13,063)	(39,919)
Dividends from investments in joint ventures and associates		2,319	284	2,589	430
Increase in investments held for self-insured liabilities		(3,254)	(2,658)	(2,101)	(5,002)
Decrease in investments and other assets		1,679	1,259	2,039	3,357
Purchase of intangible assets		(2,320)	(164)	(2,464)	(9,140)
Purchase of property and equipment		(16,602)	(6,698)	(27,555)	(11,758)
Proceeds on disposition of property and equipment		78	71	399	170

Cash flows used in investing activities		(29,724)	(22,197)	(40,156)	(61,862)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(9,955)	(18,082)	(35,771)	(52,247)
Proceeds from bank debt		3,342	19,869	29,992	67,800
Payment of finance lease obligations		(908)	(782)	(4,263)	(3,996)
Proceeds from issue of share capital		2,073	796	6,414	4,044
Payment of dividends to shareholders	12	(7,611)	(6,856)	(14,508)	(6,856)

Cash flows (used in) from financing activities		(13,059)	(5,055)	(18,136)	8,745

Foreign exchange gain (loss) on cash held in foreign currency		662	145	545	(44)

Net decrease in cash and cash equivalents		(2,894)	(2,823)	(17,943)	(31,144)
Cash and cash equivalents, beginning of the period		25,659	6,577	40,708	34,898

Cash and cash equivalents, end of the period	6	22,765	3,754	22,765	3,754

See accompanying notes

June 30, 2013

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Corporate Information

The interim condensed consolidated financial statements of Stantec Inc. (the Company) for the quarter ended June 30, 2013, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on July 31, 2013. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office and records office are located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These interim condensed consolidated financial statements for the quarter ended June 30, 2013, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2012, annual consolidated financial statements.

The accounting policies adopted in the preparation of the Company’s interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and amendments effective as of January 1, 2013, as described in note 4. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these interim condensed consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2012, annual consolidated financial statements, except as described in note 4.

These interim condensed consolidated financial statements are presented in Canadian dollars, except when otherwise indicated.

3.	Basis of Consolidation

The interim condensed consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and its structured entities as at June 30, 2013.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at June 30, 2013. All intercompany balances are eliminated.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenues, and expenses of the joint operation.

The Company adopted International Financial Reporting Standard (IFRS) 10, “Consolidated Financial

Statements,” and IFRS 11, “Joint Arrangements,” effective as of January 1, 2013, with retrospective application. The effects of these changes on the Company’s accounting policies is described in note 4.

4.	Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

Effective January 1, 2013, the Company adopted the following standards and amendments, which are further described in note 6 of the Company’s December 31, 2012, annual consolidated financial statements:

•	IFRS 7, “Financial Instruments: Disclosures” – offsetting financial assets and liabilities (IFRS 7) (amended)
•	IFRS 10, “Consolidated Financial Statements” (IFRS 10)
•	IFRS 11, “Joint Arrangements” (IFRS 11)
•	IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12)
•	IFRS 13, “Fair Value Measurement” (IFRS 13)
•	IAS 1, “Presentation of Financial Statements” (IAS 1) (amended)
•	IAS 19, “Employee Benefits” (IAS 19) (amended)
•	IAS 27, “Separate Financial Statements” (IAS 27) (amended)
•	IAS 28, “Investments in Associates and Joint Ventures” (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

The impact of adopting the amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on the financial position or performance of the Company.

The Company applied, for the first time, IFRS 10 and 11, which required retrospective restatement of previous financial statements. IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, their adoption resulted in additional disclosure. A detailed description of the nature and effect of IFRS 10, 11, 12, and 13, and amendments to IAS 1 are disclosed in note 4 of the Company’s March 31, 2013, consolidated financial statements.

Restatement of comparative figures

As a result of the adoption of IFRS 10, the Company reviewed its agreements of interests in other entities to determine whether or not the Company had control, joint control, or significant influence over each entity as at January 1, 2013, as defined in IFRS 10. The adoption of the new control concept did not result in a material change to the consolidation conclusion for the Company’s subsidiaries or structured entities, but did result in classification changes to certain associated entities and investments in joint arrangements.

Under IFRS 11, joint arrangements must be classified as either joint operations or joint ventures. The Company is no longer permitted to account for joint ventures using proportionate consolidation. Instead, joint ventures are required to be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting did not change from the description provided in the Company’s December 31, 2012, annual consolidated financial statements. If a joint arrangement is classified as a joint operation, the Company recognizes its share of assets, liabilities, revenues, and expenses of the joint operation, combining them with similar items, line by line, in the Company’s consolidated financial statements.

As a result of the retrospective application of IFRS 10 and 11 and amendments to IAS 27 and 28, certain line items in the Company’s financial statements were restated. In particular, proportionate consolidation was removed

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

and after completing a review of the Company’s joint operations agreements, certain entities were categorized as joint ventures, joint operations, and associates, and the applicable accounting method was applied. The adoption of these standards had an immaterial impact on the Company’s 2012 retained earnings, basic and diluted earnings per share, and on its operating, investing, and financing cash flows. Note 4 in the Company’s March 31, 2013, consolidated financial statements describes the impact of these changes on its consolidated statement of financial position at January 1, 2012, and December 31, 2012. The following tables summarize the adjustments made to the Company’s consolidated statements of income for the period ended June 30, 2012:

Consolidated statements of income

	For the quarter ended June 30, 2012

(In thousands of Canadian dollars)	As Previously Reported $	Adjustments $	As Restated $

Gross revenue	476,243	(2,833)	473,410
Subconsultant and other direct expenses	79,633	(2,083)	77,550

Net revenue	396,610	(750)	395,860
Direct payroll costs	181,216	(255)	180,961

Gross margin	215,394	(495)	214,899
Administrative and marketing expenses	158,634	(317)	158,317
Depreciation of property and equipment	6,728	(7)	6,721
Net interest expense	2,441	3	2,444
Share of income from joint ventures and associates	(515)	(96)	(611)
Foreign exchange loss	306	2	308
Income taxes - current	10,098	(39)	10,059
Income taxes - deferred	1,286	(8)	1,278

Overall impact on net income for the period		(33)

	For the two quarters ended June 30, 2012

(In thousands of Canadian dollars)	As Previously Reported $	Adjustments $	As Restated $

Gross revenue	915,294	(5,688)	909,606
Subconsultant and other direct expenses	147,804	(4,528)	143,276

Net revenue	767,490	(1,160)	766,330
Direct payroll costs	350,375	(483)	349,892

Gross margin	417,115	(677)	416,438
Administrative and marketing expenses	312,519	(516)	312,003
Depreciation of property and equipment	13,176	(13)	13,163
Net interest expense	4,654	7	4,661
Share of income from joint ventures and associates	(805)	(202)	(1,007)
Foreign exchange loss	27	2	29
Income taxes - current	19,316	(43)	19,273
Income taxes - deferred	1,278	(8)	1,270

Overall impact on net income for the period		96

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

Future adoptions

The standards, amendments, and interpretations issued prior to 2013 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2012, annual consolidated financial statements. The following amendment, which may be applicable to the Company, was issued in the second quarter of 2013 and will be effective in future years:

•

In May 2013, the International Accounting Standards Board (IASB) issued “Recoverable Amount Disclosures for Non-Financial Assets”—amendments to IAS 36. The amendments clarify IASB’s intentions about when an entity is required to disclose the recoverable amount of an impaired asset (including goodwill or a cash-generating unit) and sets out other disclosure requirements for non-financial assets.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the notes payable consideration recorded on the acquisition date to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2013

On May 31, 2013, the Company acquired certain assets, liabilities, and the business of IBE Consulting Engineers, Inc. (IBE) for cash consideration and notes payable. Based in Sherman Oaks, California, IBE specializes in high-performance, sustainable design of mechanical, electrical, and plumbing systems for education, healthcare, commercial, cultural, and government facilities. IBE’s capabilities will enhance the Company’s buildings engineering presence on the US West Coast.

On May 31, 2013, the Company acquired certain assets, liabilities, and the business of Ashley-Pryce Interior Designers Inc. (AP/ID) for cash consideration and promissory notes. Based in Vancouver, British Columbia, AP/ID is known for its corporate office consulting and strategic workplace planning services. AP/ID provides full interior

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

design services to a variety of clients, from law firms and government agencies to banks and mining companies. The addition of AP/ID will enhance the Company’s interior design presence in British Columbia.

On June 28, 2013, the Company acquired certain assets, liabilities and the business of Roth Hill, LLC (Roth Hill) for cash consideration and notes payable. Based in Bellevue, Washington, Roth Hill is a civil engineering firm with expertise in infrastructure design and an extensive project portfolio designing systems for every facet of collection, distribution, and treatment of water and wastewater. Roth Hill will expand the Company’s water and wastewater capabilities in the Pacific Northwest.

Acquisitions in 2012

On May 18, 2012, the Company acquired the net assets and business of PHB Group Inc. (PHB) for cash consideration and notes payable. Based in St. John’s, Newfoundland, PHB provides architecture and interior design services and offers a full range of pre-design services, such as site-selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services complement the Company’s existing Buildings Engineering, Geotechnical Engineering, and Environmental Services practices in Newfoundland.

On May 25, 2012, the Company acquired all the shares and business of ABMB Engineers, Inc. (ABMB) for cash consideration and promissory notes. ABMB is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB grew the Company’s Transportation practice in the US Southeast, while providing a new presence for the Company in Mississippi.

On August 24, 2012, the Company acquired all the shares and business of Cimarron Engineering Ltd. (Cimarron) for cash consideration and notes payable. Based in Calgary, Alberta, with an additional office in Edmonton, Alberta, Cimarron is an industry leader specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, with a focus on upstream and transmission applications. Cimarron also has a power division that specializes in the design of medium- to high-voltage electrical systems for utility and oil and gas clients. The addition of Cimarron enhanced the Company’s Oil and Gas and Power practices throughout North America.

On November 30, 2012, the Company acquired the net assets and business of Corzo Castella Carballo Thompson Salman, P.A. (C3TS) for cash consideration and notes payable. C3TS is headquartered in Coral Gables, Florida, and has offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando, Florida. C3TS provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and educational institutions across the state of Florida. The firm’s capabilities augmented the Company’s multidiscipline engineering and environmental services in Florida and the southeastern United States.

On November 30, 2012, the Company acquired the net assets and business of Architecture 2000 Inc. for cash consideration and notes payable. Based in Moncton, New Brunswick, Architecture 2000 Inc. is an architecture, interior design, master/urban planning, and project management firm. The addition of Architecture 2000 Inc. augmented the Company’s Canadian architecture presence and diversified its existing presence in Atlantic Canada.

On December 14, 2012, the Company acquired all the shares and business of Greenhorne & O’Mara, Inc. (G&O) for cash consideration and notes payable. G&O is headquartered in Laurel, Maryland, and has offices in several states, including Maryland, Virginia, West Virginia, Ohio, North Carolina, Pennsylvania, and Florida. G&O is a transportation, environment, and infrastructure and design firm, whose addition complements the Company’s existing presence in the US East.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

On December 14, 2012, the Company acquired the net assets and business of Landmark Survey and Mapping, Inc. (LSM) for cash consideration and notes payable. LSM is a survey and mapping firm located in Pennsylvania, specializing in serving the energy industry and with particular expertise in oil and gas, power, and coal. The addition of LSM bolstered the Company’s emerging oil and gas presence in the region.

During the first two quarters of 2013, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the ABMB and PHB acquisitions. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the Cimarron acquisition in the third quarter of 2013; for the C3TS, Architecture 2000 Inc., G&O, and LSM acquisitions in the fourth quarter of 2013; and for the IBE, Roth Hill, and AP/ID acquisitions in the second quarter of 2014.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

Cash consideration	3,880	52,766
Notes payable	3,016	49,378

Consideration	6,896	102,144

Assets and liabilities acquired
Cash acquired	-	2,915
Bank indebtedness assumed	-	(2,720)
Non-cash working capital	(303)	35,395
Property and equipment	313	6,542
Investments	-	2
Other financial assets	-	817
Intangible assets
Client relationships	2,356	12,995
Contract backlog	1,203	5,854
Lease disadvantages	-	(1,353)
Software	-	290
Other	117	1,431
Provisions	-	(1,291)
Other liabilities	-	(2,189)
Long-term debt	(151)	(12,984)
Deferred income taxes	(764)	(7,034)

Total identifiable net assets at fair value	2,771	38,670
Goodwill arising on acquisitions	4,125	63,474

Consideration	6,896	102,144

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. During the first two quarters of 2013, no trade receivables were acquired. The trade receivables acquired in fiscal 2012 had a fair value of $35,376,000 and a gross value of $37,451,000.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2013, $6,716,000 (December 2012 – $25,322,000) is deductible for income tax purposes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and lease exit liabilities. As at the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $6,388,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8). The Company recorded no indemnification assets relating to current year acquisitions.

As a result of the IBE, AP/ID, and Roth Hill acquisitions, the Company assumed commitments for operating leases of approximately $2,989,000 with remaining lease terms of up to seven years.

For business combinations that occurred in 2013, the Company estimates that gross revenue earned in 2013, since these acquired entities’ acquisition date is $715,000. For business combinations that occurred in 2012, the Company estimates that gross revenue earned in fiscal year 2012, since these acquired entities’ acquisition date is $41,816,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2013 had taken place at the beginning of 2013, gross revenue from continuing operations would have been $1,086,734,000 and the profit from continuing operations for the Company would have been $64,910,000. If the business combinations that occurred in 2012 had taken place at the beginning of 2012, gross revenue from continuing operations for the fiscal year 2012 would have been $2,030,199,000 and the profit from continuing operations for the Company would have been $123,466,000.

In 2013, directly attributable acquisition-related costs of $241,000 (June 30, 2012 – $358,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended June 30 2013 $	For the two quarters ended June 30 2013 $

Cash consideration on 2013 acquisitions	3,880	3,880
Payments on notes payable from previous acquisitions	7,744	9,183

Total net cash paid	11,624	13,063

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2011	82,355
Additions for acquisitions in the period	49,378
Other adjustments	70
Payments	(52,168)
Interest	543
Impact of foreign exchange	(620)

December 31, 2012	79,558
Additions for acquisitions in the period	3,016
Other adjustments	4,605
Payments	(9,183)
Interest	372
Impact of foreign exchange	2,436

June 30, 2013	80,804

During the first two quarters of 2013, the Company adjusted the notes payable on the TetrES Consultants Inc, the Natural Resources Consulting, Inc.; the WilsonMiller Inc.; the Anshen & Allen Architecture, Inc, the Burt Hill Inc.; the QuadraTec, Inc.; the Caltech Group; the FSC Architects and Engineers; the Bonestroo, Inc.; the ENTRAN, Inc.; the ABMB; the Cimarron; the C3TS; and the G&O acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

6.	Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	June 30 2013 $	June 30 2012 $

		(Restated)

Cash in bank and on hand	18,063	7,700
Unrestricted investments	2,921	2,137
Cash held in escrow	1,781	1,046

Cash and short-term deposits	22,765	10,883
Bank indebtedness	-	(7,129)

Cash and cash equivalents	22,765	3,754

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the G&O acquisition (note 5), $1,781,000 (US$1,693,000) was placed in an escrow account that will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding $1,781,000 obligation was also recorded on acquisition and is included in other notes payable.

As part of the Bonestroo acquisition, $1,046,000 (US$1,027,000) was placed in an escrow account that was settled in September 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

		(Restated)

Trade receivables, net of allowance	366,849	348,301
Holdbacks, current	4,608	4,433
Other	5,291	717

Trade and other receivables	376,748	353,451

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the period	16,551	11,969
Provision for doubtful accounts	2,381	7,209
Deductions	(2,400)	(2,498)
Impact of foreign exchange	264	(129)

Balance, end of the period	16,796	16,551

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

June 30, 2013	383,645	222,956	83,883	27,853	20,286	28,667

December 31, 2012 (Restated)	364,852	176,305	101,887	34,512	20,855	31,293

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

8.	Other Financial Assets

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

		(Restated	)

Investments held for self-insured liabilities	69,526	67,590
Investments	2,359	2,063
Holdbacks on long-term contracts	4,775	5,392
Indemnifications	1,397	1,762
Future sublease revenue	3,518	4,001
Other	642	553

	82,217	81,361
Less current portion	17,877	17,670

Long-term portion	64,340	63,691

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) being recorded in other comprehensive income.

The fair value of the bonds at June 30, 2013, was $48,170,000 (December 31, 2012 – $46,358,000), and the fair value of the equities was $21,356,000 (December 31, 2012 – $21,232,000). The amortized cost of the bonds at June 30, 2013, was $48,011,000 (December 31, 2012 – $45,830,000), and the cost of the equities was $17,913,000 (December 31, 2012 – $18,735,000). The bonds bear interest at rates ranging from 0.38% to 5.50% per annum (December 31, 2012 – 0.38% to 5.50%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

Within one year	13,844	13,797
After one year but less than five years	34,326	32,561

Total	48,170	46,358

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2013, the Company decreased provisions and indemnification assets relating to prior acquisitions by $365,000 (2012 – $930,000) due to new information obtained in the period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

9.	Long-Term Debt

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

Non-interest-bearing note payable	246	235
Other notes payable	82,561	81,371
Bank loan	77,833	80,663
Senior secured notes	124,297	124,198
Finance lease obligations	9,756	12,829

	294,693	299,296
Less current portion	44,620	42,888

Long-term portion	250,073	256,408

Other notes payable

The weighted average rate of interest on the other notes payable is 2.98% (December 31, 2012 – 2.82%). The notes may be supported by promissory notes and are due at various times from 2013 to 2016. The aggregate maturity value of the notes is $83,284,000 (December 31, 2012 – $82,439,000). At June 30, 2013, $47,515,000 (US$45,174,000) (December 31, 2012 – $41,555,000 (US$41,768,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

The Company has entered into an agreement for a $350-million revolving credit facility expiring August 31, 2016. This facility also allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At June 30, 2013, $77,833,000 of the bank loan was payable in US funds (US$74,000,000). At December 31, 2012, $65,663,000 of the bank loan was payable in US funds (US$66,000,000) and $15,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 15). The average interest rate applicable at June 30, 2013, was 1.39% (December 31, 2012 – 1.60%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At June 30, 2013, the Company had issued and outstanding letters of credit, expiring at various dates before June 2014, totaling $4,639,000 (December 31, 2012 – $4,639,000) payable in Canadian funds and $1,311,000 (US$1,246,000) (December 31, 2012 – $1,240,000 (US$1,246,000)) payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2013, $266,217,000 (December 31, 2012 – $263,458,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At June 30, 2013, $12,596,000 (US$11,976,000) (December 31, 2012 – $11,061,000 (US$11,118,000)) in bonds had been issued under this surety facility, expiring at various dates before May 2020.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

The Company has a bid bond facility in the amount of $10 million that allows it to access an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At June 30, 2013, $3,145,000 (December 31, 2012 – $1,998,000) payable in various international currencies had been issued under this bid bond facility, expiring at various dates before April 2014.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes (note 20). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 19). All assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. At June 30, 2013, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 14.99% (December 31, 2012 – 0.78% to 13.06%). These finance leases expire at various dates before August 2017.

10.	Provisions

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

Provision for self-insured liabilities	41,290	36,381
Provisions for claims	8,343	8,717
Lease exit liabilities and onerous contracts	8,160	6,724

	57,793	51,822
Less current portion	13,174	14,863

Long-term portion	44,619	36,959

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to the uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, the provisions accrued involve estimates and the ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

Provision, beginning of the period	36,381	36,662
Current-period provision	7,349	10,612
Payment for claims settlement	(3,773)	(10,396)
Impact of foreign exchange	1,333	(497)

Provision, end of the period	41,290	36,381

The current and long-term portion of provision for self-insured liabilities is determined based on an actuarial estimate. At June 30, 2013, the long-term portion was $39,415,000 (December 31, 2012 – $34,097,000).

Provisions for claims

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

Provisions, beginning of the period	8,717	11,554
Current-period provisions	668	177
Claims from acquisitions	-	882
Claims paid or otherwise settled	(1,240)	(3,860)
Impact of foreign exchange	198	(36)

Provisions, end of the period	8,343	8,717

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

Liability, beginning of the period	6,724	10,233
Current-period provisions	4,375	1,647
Resulting from acquisitions	-	409
Costs paid or otherwise settled	(3,250)	(5,401)
Impact of foreign exchange	311	(164)

Liability, end of the period	8,160	6,724

Payments for lease exit liabilities and onerous contracts will occur until December 2024. Onerous contracts consist of sublease losses.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

11.	Other Liabilities

(In thousands of Canadian dollars)	Notes	June 30 2013 $	December 31 2012 $

Deferred gain on sale leaseback		3,349	3,567
Lease inducement benefits		40,029	32,666
Lease disadvantages		4,695	5,160
Deferred share units payable	12	7,056	5,788
Restricted share units payable	12	2,292	2,456
Liability for uncertain tax positions		2,013	1,791

		59,434	51,428
Less current portion		8,332	8,650

Long-term portion		51,102	42,778

12.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the first two quarters of 2013 and during fiscal 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid.

During the second quarter of 2013, the Company did not renew its normal course issuer bid with the TSX, which expired on May 31, 2013.

During the second quarter of 2013, the Company recognized a share-based compensation expense of $1,433,000 (June 30, 2012 – $574,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,009,000 (June 30, 2012 – $746,000) related to the fair value of options granted and $424,000 (June 30, 2012 – reduction of $172,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

During the first two quarters of 2013, the Company recognized a share-based compensation expense of $3,729,000 (June 30, 2012 – $2,504,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,761,000 (June 30, 2012 – $1,308,000) related to the fair value of options granted and $1,968,000 (June 30, 2012 – $1,196,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

Share options

The Company has granted share options to officers and employees to purchase 1,691,667 shares at prices between $20.37 and $41.75 per share. These options expire on dates between August 18, 2013, and February 26, 2020.

		June 30 2013		December 31 2012

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,475,823	28.79	1,578,300	26.64
Granted	455,000	41.75	375,500	29.75
Exercised	(232,155)	27.63	(460,309)	22.17
Forfeited	(7,001)	32.65	(17,668)	28.90

Share options, end of the period	1,691,667	32.42	1,475,823	28.79

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

At June 30, 2013, 873,180 (June 30, 2012 – 1,091,413) share options were exercisable at a weighted average price of $28.86 (June 30, 2012 – $28.01). At June 30, 2013, no (June 30, 2012 – 1,128,500) share options were antidilutive.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following describes the dividends declared and recorded in the consolidated financial statements in 2013 and 2012.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 15, 2012	March 30, 2012	April 17, 2012	0.150	6,856,000
May 9, 2012	June 29, 2012	July 19, 2012	0.150	6,863,000
August 2, 2012	September 28, 2012	October 18, 2012	0.150	6,882,000
October 31, 2012	December 31, 2012	January 17, 2013	0.150	6,897,000
February 20, 2013	March 28, 2013	April 18, 2013	0.165	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.165	-

As at June 30, 2013, trade and other payables include $7,625,000 related to the dividends declared on May 8, 2013.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

case of the CEO, on termination, in the form of cash. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the quarter, 9,088 deferred share units were issued (June 30, 2012 – 10,190). As at June 30, 2013, 164,368 units were outstanding at the fair value of $7,056,000 (December 31, 2012 – 146,736 units at the fair value of $5,788,000).

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually in which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the number of units outstanding on the record date. During the quarter, 193 restricted share units were issued (June 30, 2012 – 330). As at June 30, 2013, 53,395 units were outstanding at the fair value of $2,292,000 (December 31, 2012 – 62,260 units at the fair value of $2,456,000).

13.	Fair Value Measurements

All financial instruments carried at fair value are categorized in one of the three categories, defined as follows:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. It measures certain financial and non-financial assets and liabilities at fair value on a recurring basis and nonrecurring basis.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the period ended June 30, 2013, there were no transfers between level 1 and level 2 fair value measurements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis and nonrecurring basis as at June 30, 2013:

(In thousands of Canadian dollars)	Notes	Carrying Amount of Asset/ (Liability) $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Recurring fair value measurements
Investments held for self-insured liabilities	8	69,526	-	69,526	-

Nonrecurring fair value measurements
Assets held for sale		1,226	-	1,226	-

Investments held for self-insured liabilities consist of equity securities and government and corporate bonds. The fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. The fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities not measured at fair value but disclosed at fair value on a recurring basis as at June 30, 2013:

(In thousands of Canadian dollars)	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	82,633	-	82,633	-
Senior secured notes	129,367	-	129,367	-

	212,000	-	212,000	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

14.	Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $479,691,000 as at June 30, 2013 (December 31, 2012 – $473,205,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At June 30, 2013, there were 63 days (December 31, 2012 – 64 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350-million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at June 30, 2013, was $266,217,000 (December 31, 2012 – $263,458,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 15).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2012
Trade and other payables	211,726	211,726	-	-
Long-term debt	302,576	43,603	202,174	56,799
Other financial liabilities	4,014	1,672	767	1,575

Total contractual obligations (restated)	518,316	257,001	202,941	58,374

June 30, 2013
Trade and other payables	207,277	207,277	-	-
Long-term debt	297,527	45,507	195,255	56,765
Other financial liabilities	5,743	3,305	810	1,628

Total contractual obligations	510,547	256,089	196,065	58,393

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at June 30, 2013, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $70,000 for the quarter and by $141,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and when appropriate, by entering into forward contracts to buy or sell US dollars and GBP in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at June 30, 2013, with all other variables held constant, net income would have increased or decreased by approximately $9,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

15.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

The Company periodically monitors capital by maintaining the following ratio targets:

•	net debt to EBITDA ratio below 2.5
•	return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2013 remained unchanged from 2012.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 1.1 at June 30, 2013, calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 17.8% for the period ended June 30, 2013 (December 31, 2012 – 18.0%).

The Company is subject to restrictive covenants related to its $350-million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the three months ended June 30, 2013.

16.	Employee Costs

	For the quarter ended June 30			For the two quarters ended June 30

	2013	2012		2013	2012
(In thousands of Canadian dollars)	$	$		$	$

		(Restated	)		(Restated	)

Wages, salaries, and benefits	308,578	261,906		596,607	509,164
Pension costs	7,347	6,721		15,591	13,756
Share-based compensation	1,433	574		3,729	2,504

Total employee costs	317,358	269,201		615,927	525,424

Direct labor	214,946	180,961		411,471	349,892
Indirect labor	102,412	88,240		204,456	175,532

Total employee costs	317,358	269,201		615,927	525,424

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

17.	Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		(Restated)		(Restated)
Net income for the period	36,131	30,747	64,578	55,776
Add (deduct) items not affecting cash:
Depreciation of property and equipment	7,717	6,721	14,999	13,163
Amortization of intangible assets	6,268	4,915	12,072	9,586
Deferred income tax	(2,502)	1,278	(2,489)	1,270
Loss on dispositions of investments and other assets	633	498	930	802
Share-based compensation expense	1,433	574	3,729	2,504
Provision for self-insured liability and claims	4,652	2,458	8,017	5,376
Other non-cash items	997	(542)	(200)	(1,544)
Share of income from joint ventures and associates	(361)	(611)	(569)	(1,007)

	54,968	46,038	101,067	85,926

Trade and other receivables	11,223	(11,859)	(11,241)	(17,897)
Unbilled revenue	(25,427)	(19,128)	(45,202)	(36,613)
Prepaid expenses	(79)	868	(1,664)	2,694
Trade and other payables	(5,634)	7,543	(6,309)	(16,300)
Billings in excess of costs	(4,376)	(808)	4,661	(7)
Income taxes payable	8,552	1,630	(1,508)	4,214

	(15,741)	(21,754)	(61,263)	(63,909)

Cash flows from operating activities	39,227	24,284	39,804	22,017

18.	Related-Party Disclosures

Subsidiaries and structured entities

As at June 30, 2013, the Company has subsidiaries and structured entities that are consolidated in the Company’s financial statements. A list of these subsidiaries and structured entities is provided in the Company’s December 31, 2012, annual consolidated financial statements. During the first two quarters of 2013, subsidiaries RiverMorph, L.L.C. and Stantec Consulting Panama, S.A. were dissolved.

Compensation of key management personnel and directors of the Company

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

Salaries and other short-term employment benefits	2,450	2,418	4,815	4,443
Directors’ fees	75	78	133	147
Share-based compensation	542	(74)	2,180	1,347

Total compensation	3,067	2,422	7,128	5,937

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			June 30 2013	June 30 2012

Issue Date	Expiry Date	Exercise Price $	Outstanding #	Outstanding #

August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			27,500	27,500

19.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments: Canada, the United States, and International, which are aggregated into the consulting services reportable segment.

Geographic information	Non-Current Assets

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012 $

		(Restated)

Canada	421,629	412,290
United States	378,319	352,717
International	2,214	2,519

	802,162	767,526

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

Geographic information	Gross Revenue

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

		(Restated)		(Restated)

Canada	326,265	265,737	610,161	509,345
United States	221,367	188,950	430,624	365,760
International	19,092	18,723	39,146	34,501

	566,724	473,410	1,079,931	909,606

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information	Gross Revenue

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

		(Restated)		(Restated)

Buildings	104,524	110,113	211,208	218,758
Environment	180,303	157,155	329,995	298,658
Industrial	137,384	91,227	258,353	179,630
Transportation	84,354	57,235	170,948	107,869
Urban Land	60,159	57,680	109,427	104,691

	566,724	473,410	1,079,931	909,606

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between the Company’s Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (note 4).

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

20.	Events after the Reporting Period

On July 9, 2013, the Company reached an agreement to extend the maturity date of its $350-million revolving credit facility, under the same terms and conditions, to August 31, 2017.

On July 31, 2013, the Company declared a dividend of $0.165 per share, payable on October 17, 2013, to shareholders of record on September 27, 2013.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

STANTEC INC.

SHAREHOLDER INFORMATION

HEAD OFFICE	TRANSFER AGENT	PRINCIPAL BANK
200, 10160 – 112 Street	Computershare | Calgary, Alberta	Canadian Imperial Bank of Commerce
Edmonton AB T5K 2L6
Canada	AUDITORS	SECURITIES EXCHANGE LISTING
Ph: (780) 917-7000	Ernst & Young LLP	Stantec shares are listed on the Toronto
Fx: (780) 917-7330	Chartered Accountants	Stock Exchange and New York Stock
ir@stantec.com	Edmonton, Alberta	Exchange under the symbol STN.